Exhibit 99
Audited Combined Financial Statements
The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company and The Sabine
Mining Company
Years Ended December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Audited Combined Financial Statements
Years Ended December 31, 2005 and 2004
Contents

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	1

Audited Combined Financial Statements

Combined Balance Sheets	2
Combined Statements of Income and Comprehensive Income	4
Combined Statements of Stockholder’s Equity	5
Combined Statements of Cash Flows	6
Notes to Combined Financial Statements	7

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
The Board of Directors of
  NACCO Industries, Inc.
We have audited the accompanying combined balance sheets of The Project Mines of The North American Coal Corporation: The Coteau Properties Company, The Falkirk Mining Company and The Sabine Mining Company (collectively, the Project Mines) as of December 31, 2005 and 2004, and the related combined statements of income and comprehensive income, stockholder’s equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Project Mines’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Project Mines internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Project Mines at December 31, 2005 and 2004, and the combined results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
February 24, 2006
Cleveland, Ohio

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Combined Balance Sheets
(Amounts in Thousands)

	December 31
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$4,282	$3,370
Accounts receivable	16,378	19,758
Accounts receivable from affiliated companies:
Ultimate Parent Company	651	60
Parent Company	3,923	3,596
Others	49	27
Inventories	31,062	31,502
Other current assets	3,462	1,735

Total current assets	59,807	60,048

Property, plant and equipment:
Coal lands and real estate	90,537	87,208
Advance minimum royalties	1,471	1,479
Plant and equipment	499,409	509,302
Construction in progress	13,879	7,098

	605,296	605,087

Less allowance for depreciation, depletion and amortization	(338,096)	(361,896)

	267,200	243,191
Deferred charges:
Deferred lease costs	23,504	27,566
Other	247	286

	23,751	27,852

Other assets:
Note receivable from Parent Company	3,520	6,143
Other investments and receivables	73,096	62,856

	76,616	68,999

	$427,374	$400,090

	December 31
	2005	2004

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$14,789	$12,510
Payable to affiliated companies:
Ultimate Parent Company	969	107
Parent Company	278	237
Others	30	51
Current maturities of long-term obligations	35,224	42,521
Other current liabilities	11,693	12,064

Total current liabilities	62,983	67,490

Long-term obligations:
Advances from customers	122,801	123,827
Notes payable	30,415	24,221
Capital lease obligations	104,872	84,425

	258,088	232,473
Noncurrent liabilities:
Deferred income taxes	10,931	13,330
Mine closing accrual	49,190	46,350
Postretirement benefits and other accrued liabilities	41,179	35,669

	101,300	95,349
Stockholder’s equity:
Common stock	194	194
Capital in excess of stated value	791	791
Retained earnings	4,466	4,105
Deferred loss on cash flow hedging	(79)	(312)
Minimum pension liability adjustment	(369)	—

	5,003	4,778

	$427,374	$400,090

See accompanying notes.

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Combined Statements of Income and Comprehensive Income
(Amounts in Thousands)

	Years Ended December 31
	2005	2004

Lignite tons sold	27,205	27,165

Income:
Sales	$307,738	$287,749
Interest income, gain on sale of assets and other	2,859	1,752

	310,597	289,501

Cost and expenses:
Cost of sales	228,618	209,342
Depreciation, depletion and amortization	33,223	33,130
Interest	14,967	15,501

	276,808	257,973

Income before income taxes	33,789	31,528

Income taxes:
Current	10,285	9,071
Deferred	(4,895)	(2,406)

	5,390	6,665

Net income	28,399	24,863

Other comprehensive income:
Current period cash flow hedge activity, net of $125 and $190 tax provision in 2005 and 2004, respectively	233	353
Minimum pension liability, net of $200 tax benefit	(369)	—

Comprehensive income	$28,263	$25,216

See accompanying notes.

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Combined Statements of Stockholder’s Equity
(Amounts in Thousands)

	Years Ended December 31
	2005	2004

Common stock	$194	$194

Capital in excess of par value	791	791

Retained earnings:
Beginning balance	4,105	4,572
Net income	28,399	24,863
Dividends paid	(28,038)	(25,330)

	4,466	4,105

Accumulated other comprehensive loss:
Beginning balance	(312)	(665)
Current period cash flow hedge activity, net of $125 and $190 tax provision in 2005 and 2004, respectively	233	353
Minimum pension liability, net of $200 tax benefit	(369)	—

	(448)	(312)

Total stockholder’s equity	$5,003	$4,778

See accompanying notes.

The Project Mines of the North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Combined Statements of Cash Flows
(Amounts in Thousands)

	Years Ended December 31
	2005	2004

Operating activities
Net income	$28,399	$24,863
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	33,223	33,130
Amortization of deferred financing costs	40	40
Gain on sale of assets	(1,162)	(559)
Equity income in cooperatives	(850)	(577)
Mine closing accrual	706	2,709
Deferred lease costs	4,006	2,319
Deferred income taxes	(4,895)	(2,406)
Postretirement benefits and other accrued liabilities	2,218	4,578
Amortization of advance minimum royalties	383	391
Other noncurrent assets	(6,466)	(3,686)

	55,602	60,802
Working capital changes:
Accounts receivable	2,440	(5,331)
Inventories	440	(653)
Accounts payable	3,908	179
Other assets and liabilities	(119)	12

	6,669	(5,793)

Net cash provided by operating activities	62,271	55,009

Investing activities
Payments received on note from parent	2,623	2,858
Expenditures for property, plant and equipment	(19,247)	(14,872)
Additions to advance minimum royalties	(469)	(401)
Proceeds from sale of property, plant and equipment	4,323	1,868
Other, net	—	1

Net cash used for investing activities	(12,770)	(10,546)

Financing activities
Repayment of advances from customer, net	(1,772)	(269)
Additions to long-term obligations	573	—
Repayment of long-term obligations	(19,352)	(21,544)
Dividends paid	(28,038)	(25,330)

Net cash used for financing activities	(48,589)	(47,143)

Increase (decrease) in cash and cash equivalents	912	(2,680)
Cash and cash equivalents at beginning of year	3,370	6,050

Cash and cash equivalents at end of year	$4,282	$3,370

See accompanying notes.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements
December 31, 2005 and 2004
(Amounts in Thousands)
1. Organization
The Project Mines are collectively The Coteau Properties Company, The Falkirk Mining Company and The Sabine Mining Company. The Project Mines are each wholly owned subsidiaries of The North American Coal Corporation (Parent Company), which in turn is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).
During 2003, Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, was adopted by the Parent Company. FIN No. 46 clarifies the application of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of the adoption of FIN No. 46, the Parent Company is not the primary beneficiary of the Project Mines and does not consolidate these entities’ financial position or results of operations. The Project Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Project Mines’ audited combined financial statements.
The Coteau Properties Company: The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.
On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer’s rights, interests and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau’s Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau’s Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau’s Agreement up to the year 2037 and provides reimbursement of administrative and general expenses, included in cost of sales, from actual costs to reimbursement at a fixed rate per ton.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
1. Organization (continued)
Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, as amended, provide that, under certain conditions of default, Coteau’s Customer may acquire the assets, subject to the liabilities, for an amount equal to stockholder’s equity of Coteau.
The Falkirk Mining Company: The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974 to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk’s Customer). Falkirk’s Agreement was amended on January 1, 1996, to extend the agreement to 2020. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.
Under the terms of the Falkirk’s Agreement, Falkirk’s Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk’s mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk’s default, Falkirk’s Customer may acquire the assets, subject to the liabilities, for an amount equal to stockholder’s equity of Falkirk.
Falkirk’s Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (cost of approximately $40 million) leased by Falkirk’s Customer has been made available to Falkirk without rent.
The Sabine Mining Company: The Sabine Mining Company (Sabine), a Nevada Corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated, (Sabine Agreement) with a public utility (Sabine’s Customer) in 1981. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.
The Sabine Agreement provides that, under certain conditions of default, Sabine’s Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to stockholder’s equity of Sabine.
Since each of the Project Mines has an agreement to provide coal to their respective customers, a significant portion of each of the Project Mines’ revenue is derived from a single source. The financial position of the Project Mines and the Parent Company would be materially affected if the relationship with any of the Project Mines’ customers were terminated or altered.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
2. Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition and Accounts Receivable
Under their respective mining agreements, the Project Mines recognize revenue and a related receivable as coal is delivered. The sales price of the coal is based on cost, plus a profit or management fee per ton. As is customary in the coal industry, these agreements provide for monthly settlements. The Project Mines’ significant credit concentration is uncollateralized; however, historically, no credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.
Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. Outstanding checks in excess of funds on deposit are classified as accounts payable.
Inventories
Supply inventories are stated at average cost which approximates first-in, first-out cost.
Coal inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
2. Significant Accounting Policies (continued)
Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. Buildings are depreciated over the life of the mines, which range from 10 to 31 years. Estimated lives for machinery and equipment range from 3 to 15 years. Coal lands are amortized over the life of the mining areas, which range from 1 to 25 years.
In the course of preparing a mine for production, the Project Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Project Mines capitalize these costs incurred prior to initial production as a part of plant and equipment in the accompanying combined balance sheets and depreciate them over their estimated useful life, which is generally the life of the mine. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset. In addition, mine development costs incurred after initial production are included in the cost of inventory produced when the costs are incurred.
Advance Minimum Royalties
Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.
Long-Lived Assets
Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets’ carrying value, the long-lived assets are adjusted to the fair value (based on active market quotes, third-party appraisals or discounted cash flows).

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
2. Significant Accounting Policies (continued)
Accounting for Asset Retirement Obligations
Under certain federal and state regulations, the Project Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Costs of ongoing reclamation are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the mining agreements.
Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. SFAS No. 143 requires that an asset’s retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.
The Project Mines’ asset retirement obligations are for costs to close their surface mines and reclaim the land they have disturbed as a result of normal mining activities. The Project Mines have estimated these costs, and recognized a liability and associated asset in accordance with SFAS No. 143. The Project Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated lives of the mines. The associated asset is recorded in property, plant and equipment in the accompanying combined balance sheets.
Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $5,976 and $4,201 in 2005 and 2004, respectively, are included in cost of sales, and increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Project Mines as the costs of reclamation are actually incurred.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
2. Significant Accounting Policies (continued)
There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2005	2004

Beginning balance	$46,350	$43,641
Liabilities settled during the period	(1,975)	(282)
Accretion expense	2,679	2,991
Revisions in estimated cash flow	2,136	—

	$49,190	$46,350

Financial Instruments and Derivative Financial Instruments
Financial instruments held by the Project Mines include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and interest rate swap agreements. The Project Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.
One of the Project Mines has entered into interest rate swap agreements with remaining lives of two and one-half years to partially reduce risks related to floating rate financing agreements which are subject to changes in the market rate of interest. The provisions of the interest rate swap agreements require the project mine to receive a variable interest rate and pay a fixed interest rate, thereby reducing the project mine’s exposure to changes in the market rate of interest. The differential between the floating interest rate and the fixed interest rate, which is to be paid or received, is recognized in interest expense as the floating interest rate changes over the life of the swap agreements.
Interest rate swap agreements held by the project mine have been designated as hedges of forecasted cash flows. The Project Mines do not currently hold any nonderivative instruments designated as hedges or any derivatives designated as fair value hedges as defined in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
2. Significant Accounting Policies (continued)
The interest rate swap agreements mark-to-market effect has been included in accumulated other comprehensive loss (OCL) in stockholder’s equity. Based upon market valuations at December 31, 2005, approximately $29 of the net deferred loss in OCL is expected to be reclassified into the statement of income over the next 12 months, as cash flow payments are made in accordance with the interest rate swap agreement.
Recently Issued Accounting Standards
In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations,” an Interpretation of FASB Statement No. 143, which clarifies that the term, conditional asset retirement obligation, as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. FIN No. 47 requires that the uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the Project Mines financial position or results of operations.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income in the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Project Mines do not expect the adoption of SFAS No. 154 to have a material impact on the financial position or results of operations.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
2. Significant Accounting Policies (continued)
In June 2005, the FASB ratified modifications to Emerging Issues Task Force (EITF) No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” EITF No. 04-6 clarifies that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. EITF No. 04-6 is effective for fiscal years beginning after December 15, 2005. The transition provisions require that the consensus be accounted for in a manner similar to a cumulative effect adjustment with any adjustment recognized in the opening balance of retained earnings in the year of adoption. The Project Mines expect to adopt EITF No. 04-6 on January 1, 2006 and do not expect the adoption to have a material impact on the financial position or results of operations.
Reclassifications
Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation.
3. Inventories
Inventories are as follows:

	December 31
	2005	2004

Coal	$8,141	$10,718
Supplies	22,921	20,784

	$31,062	$31,502

4. Other Investments and Receivables
Other investments and receivables consist of the following:

	December 31
	2005	2004

Long-term receivable from Project Mine customers related to:
Asset retirement obligation	$39,440	$35,447
Retiree medical obligation	9,000	8,675
Investment in cooperatives	11,548	10,697
Other	13,108	8,037

	$73,096	$62,856

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
4. Other Investments and Receivables (continued)
The long-term receivables will be reimbursed to the Project Mines as the costs of reclamation and retiree medical obligations are actually incurred.
One of the Project Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Project Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.
5. Accrued Liabilities
Other current liabilities consist of the following:

	December 31
	2005	2004
Accrued payroll	$6,115	$5,520
Other	5,578	6,544

	$11,693	$12,064

6. Advances From Customers and Notes Payable
Advances from Customers: Advances from customers represent amounts advanced to the Project Mines from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau’s advances incur interest at a rate of 6.5%. No repayment schedule has been established for Falkirk’s advances, which are noninterest-bearing, due to the funding agreement with the customer.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
6. Advances From Customers and Notes Payable (continued)
Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk’s customer advances with unspecified repayment schedules are as follows:

2006	$10,286
2007	7,324
2008	7,324
2009	7,324
2010	7,324
Thereafter	46,464

86,046
Advances with unspecified repayment schedule	47,041

Total advances from customers	133,087
Less current maturities	10,286

Total long-term advances from customers	$122,801

Notes Payable: Notes payable represents financing which customers arranged and guaranteed for the Project Mines. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Certain notes payable of the Project Mines include a fixed charge coverage covenant. The Project Mines were in compliance with this covenant at December 31, 2005. Notes payable consist of the following:

	December 31
	2005	2004
Promissory note payable to a bank under a revolving agreement providing for borrowings up to $15.0 million in 2005. Interest is based on the bank’s daily cost of funds plus 1.00% (5.31% at December 31, 2005)	$1,983	$—

Secured note payable due February 22, 2007, with semiannual interest payments at an interest rate of 6.36% on the unpaid balance	4,000	4,000

Secured note payable due June 30, 2008, with quarterly principal installments of $750 plus interest at an interest rate of LIBOR plus .60% on the unpaid balance (interest rate of 5.13% and 2.90% at December 31, 2005 and 2004, respectively)	7,500	10,500

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
6. Advances From Customers and Notes Payable (continued)

	December 31
	2005	2004
Secured note payable due February 22, 2012, with semiannual interest payments at an interest rate of 7.03% on the unpaid balance	20,000	20,000

Other	2,103	435

Total notes payable	$35,586	$34,935

Under the terms of all note agreements, substantially all assets are pledged and all rights under the mining agreements are assigned.
Notes payable maturities for the next five years are as follows:

2006	$5,171
2007	8,706
2008	1,709
2009	—
2010	—
Thereafter	20,000

$35,586

Commitment fees paid to banks were approximately $27 and $25 in 2005 and 2004, respectively, and are included in interest expense in the accompanying combined statements of income and comprehensive income.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
6. Advances From Customers and Notes Payable (continued)
To reduce the exposure to changes in the market rate of interest, one of the Project Mines has entered into interest rate swap agreements for a portion of its notes payable. These agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Project Mines evaluate their exposure to the market rate of interest on an ongoing basis. The following table summarizes the notional amount and related average rate on the interest rate swap agreements outstanding at December 31, 2005 and 2004 (notional amounts in millions):

Notional Amount		Average Fixed Rate Paid		Remaining Term at
2005	2004	2005	2004	December 31, 2005
$7.5	$10.5	5.9%	5.9%	Extending to June 2008
7. Pension and Other Postretirement Benefits
Defined Benefit Plans
Substantially all the Project Mines’ salaried employees hired prior to January 1, 2000, participate in The North American Coal Corporation Salaried Employees Pension Plan (the Plan), a noncontributory defined benefit plan sponsored by the Parent Company. During 2004, the Project Mines announced that pension benefits for certain management level employees were frozen effective December 31, 2004. Employees whose benefits were frozen will receive retirement benefits under defined contribution retirement plans. Benefits under the defined benefit pension plans are based on years of service and average compensation during certain periods. The Project Mines made contributions to this Plan of $1.6 million in 2005. The Project Mines expect the Plan to pay benefits from the assets of the Plan of $2.1 million in 2006, $2.2 million in 2007, $2.4 million in 2008, $2.6 million in 2009, $2.9 million in 2010 and $23.3 million in the five years thereafter.
The Project Mines use a September 30 measurement date for their plans.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
7. Pension and Other Postretirement Benefits (continued)
The following is a detail of the net periodic pension expense of the Project Mines:

	Years Ended December 31
	2005	2004
Service cost	$2,978	$3,022
Interest cost	5,008	4,491
Expected return on plan assets	(4,306)	(4,233)
Prior service cost amortization	33	43
Actuarial loss recognized	34	561
Curtailment	(367)	135

Net periodic pension expense	$3,380	$4,019

The following sets forth for the Project Mines portion of the changes in the pension benefit obligation and plan assets during the year and reconciles the funded status of the defined benefit plan with the amounts recognized in the combined balance sheets at December 31:

	2005	2004
Change in benefit obligation:
Projected benefit obligation at beginning of year	$81,426	$72,548
Service cost	2,978	3,022
Interest cost	5,008	4,491
Plan amendments	8,211	(212)
Actuarial loss	9,879	3,556
Benefits paid	(2,257)	(1,979)

Projected benefit obligation at end of year	$105,245	$81,426

Change in plan assets:
Fair value of plan assets at beginning of year	$49,657	$44,925
Actual return on plan assets	5,634	6,682
Employer contribution	1,568	29
Benefits paid	(2,257)	(1,979)

Fair value of plan assets at end of year	$54,602	$49,657

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
7. Pension and Other Postretirement Benefits (continued)

	2005	2004
Net amount recognized:
Obligation in excess of plan assets	$(50,643)	$(31,769)
Unrecognized net actuarial loss	15,376	6,852
Unrecognized prior service cost	8,672	133

Net amount recognized	$(26,595)	$(24,784)

Amounts recognized in the balance sheets consist of:
Accrued benefit liability	$(26,956)	$(24,784)
Additional minimum liability	(3,133)	—
Intangible asset	2,925	—
Accumulated other comprehensive loss	569	—

Net amount recognized	$(26,595)	$(24,784)

The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. Effective December 31, 2005, defined benefit pension plan amendments for two of the Project Mines generally allow eligible employees to receive an unreduced retirement pension benefit at age 62 (formerly age 65) resulting in an increased projected benefit obligation. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. The accumulated benefit obligation as of the September 30 measurement date was $85,250 and $63,844 at September 30, 2005 and 2004, respectively.
The expected long-term rate of return on plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Ultimate Parent Company has established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Ultimate Parent Company to determine its estimated rate of return assumption at its September 30 measurement date were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes over the time period from January 1, 1960 to September 30, 2005 and 2004. During both significant market gains as well as periods of depressed market returns, the Ultimate Parent Company held to a consistent 9.00% expected rate of return assumption.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
7. Pension and Other Postretirement Benefits (continued)
The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. This investment policy states that the Plan invest from 60% to 70% in equity securities and from 30% to 40% in fixed income securities. The investment policy further divides investments in equity securities among separate allocation bands for equities of large cap companies, equities of medium and small cap companies and equities of non-U.S. companies. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.
The following is the actual allocation percentage and target allocation percentage for the Plan assets at the measurement date:

	2005	2004
	Actual	Actual	Target Allocation
	Allocation	Allocation	Range
Large cap equity securities	38.5%	41.3%	35.0%–45.0%
Medium and small cap equity securities	12.5%	11.8%	10.0%–16.0%
Non-U.S. equity securities	16.0%	14.8%	10.0%–16.0%
Fixed income securities	32.2%	31.2%	30.0%–40.0%
Money market	0.8%	0.9%	0.0%–10.0%
Postretirement Health Care and Life Insurance
The Parent Company also maintains health care and life insurance plans which provide benefits to eligible retired employees, including employees of the Project Mines. The effect of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 resulted in a reduction to the benefit obligation of $4.7 million during 2004 that will be amortized over future periods commencing in 2005.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
7. Pension and Other Postretirement Benefits (continued)
The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Project Mines for the year ended:

	December 31
	2005	2004
Service cost	$897	$601
Interest cost	1,244	974
Expected return on plan assets	(768)	(704)
Prior service cost amortization	(14)	13
Actuarial loss recognized	147	—

Net periodic postretirement expense	$1,506	$884

The following sets forth the changes in the benefit obligations and plan assets during the year, and reconciles the funded status of the postretirement health care and life insurance plans with the amounts recognized in the combined balance sheets at December 31:

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$19,972	$15,707
Service cost	897	601
Interest cost	1,244	974
Plan amendments	(9,544)	(211)
Actuarial loss	6,365	3,322
Benefits paid	(291)	(421)

Benefit obligation at end of year	$18,643	$19,972

Change in plan assets:
Fair value of plan assets at beginning of year	$8,650	$7,949
Actual return on plan assets	693	825
Employer contributions	202	297
Benefits paid	(291)	(421)

Fair value of plan assets at end of year	$9,254	$8,650

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
7. Pension and Other Postretirement Benefits (continued)

	2005	2004
Net amount recognized:
Obligation in excess of plan assets	$(9,389)	$(11,322)
Unrecognized net actuarial loss	9,370	2,855
Unrecognized prior service credit	(9,705)	(176)

Net amount recognized	$(9,724)	$(8,643)

Accrued benefit liability recognized in the combined balance sheets	$(9,724)	$(8,643)

Effective December 31, 2005, retiree medical plan amendments for two of the Project Mines generally reduced both the number of employees who will be eligible in the future as well as the amount of the retiree medical benefits provided by the Project Mines resulting in a decreased future benefit obligation.
Certain of the Project Mines established Voluntary Employees’ Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. The Project Mines made cash contributions to the VEBA trusts of approximately $0 in 2005 and $55 in 2004.
Contributions made to an IRS-approved VEBA trust are irrevocable and must be used for employee benefits.
Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2005:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease
Effect on total of service and interest cost	$440	$(347)
Effect on postretirement benefit obligation	$1,604	$(1,372)

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
7. Pension and Other Postretirement Benefits (continued)
Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2005	2004

Weighted-average discount rates — pension	5.60%	6.00%
Weighted-average discount rates — postretirement	5.36%	6.00%
Rate of increase in compensation levels	3.75%	3.75%
Expected long-term rate of return on assets	9.00%	9.00%
Health care cost trend rate assumed for next year	9.00%	9.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2011	2010
The assumptions used to determine net periodic benefit costs are as follows:

	2005	2004

Weighted-average discount rates	6.00%	6.00%
Defined Contribution Plans
For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Project Mines to make retirement contributions based on a formula using age and salary as components of the calculation. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Project Mines recorded contribution expense of approximately $549 in 2005 and $332 in 2004 related to this plan.
Under the provisions of the agreements, retirement related costs will be recovered as a cost of coal tonnage sold.
The expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
7. Pension and Other Postretirement Benefits (continued)
Substantially all the Project Mines’ salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Project Mines up to a limit of 5% of the employee’s salary. The Project Mines’ contributions to this plan were approximately $2,808 in 2005 and $2,858 in 2004.
8. Leasing Arrangements
The Project Mines lease certain mining equipment under cancelable and noncancelable capital and operating leases. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.
Future minimum lease payments as of December 31, 2005, for all capital lease obligations are as follows:

2006	$26,140
2007	22,204
2008	21,093
2009	20,235
2010	14,253
Thereafter	55,234

Total minimum lease payments	159,159
Amounts representing interest	34,520

Present value of net minimum lease payments	124,639
Current maturities	19,767

Long-term capital lease obligations	$104,872

Amortization of assets recorded under capital lease obligations is included in depreciation, depletion and amortization in the financial statements. Assets recorded under capital leases are included in property, plant and equipment and consist of the following:

	December 31
	2005	2004

Plant and equipment	$207,221	$220,319
Accumulated amortization	(109,343)	(145,838)

	$97,878	$74,481

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
8. Leasing Arrangements (continued)
Under the provisions of the mining agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest expense and amortization in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are treated as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.
During 2005 and 2004, the Project Mines incurred capital lease obligations of approximately $37,833 and $5,965, respectively, in connection with lease agreements to acquire machinery and equipment.
Future minimum lease payments on long-term cancelable operating leases at December 31, 2005, are as follows:

2006	$3,994
2007	3,280
2008	3,137
2009	3,043

$13,454

Rental expense for all operating leases was $5,791 in 2005 and $5,275 in 2004.
9. Income Taxes
The Project Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Project Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Project Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Project Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate-return basis, the Project Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Project Mines prior to the expiration of such carryovers.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
9. Income Taxes (continued)
The provision for income taxes consists of the following:

	Years Ended December 31
	2005	2004

Current:
Federal	$10,285	$9,071
State	—	—

Total current tax provision	10,285	9,071

Deferred:
Federal	(4,882)	(2,491)
State	(37)	242

Total deferred tax benefit	(4,919)	(2,249)
Increase (decrease) in valuation allowance	24	(157)

Total provision for income taxes	$5,390	$6,665

A reconciliation of the federal statutory and effective income tax is as follows:

	Years Ended December 31
	2005	2004

Income before income taxes	$33,789	$31,528

Statutory taxes at 35.0%	$11,826	$11,035
Percentage depletion	(5,551)	(4,714)
Other — net	(885)	344

Income tax provision	$5,390	$6,665

Effective income tax rate	15.95%	21.14%

State tax net operating loss carryforwards are scheduled to expire between 2019 and 2023.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
9. Income Taxes (continued)
A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2005	2004

Deferred tax assets:
Accrued expense and reserves	$1,173	$1,225
Accrued pension benefits	11,988	10,944
Asset valuation	3,817	3,545
Net operating loss carryforwards — state	1,467	1,443
Other	1,563	204

Total deferred tax assets	20,008	17,361
Less valuation allowance	(1,467)	(1,443)

	18,541	15,918
Deferred tax liabilities:
Property, plant and equipment	(26,849)	(28,234)

Total deferred tax liabilities	(26,849)	(28,234)

Net deferred tax liability	$(8,308)	$(12,316)

The Project Mines periodically review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Project Mines believe that the valuation allowances provided are appropriate.
10. Fair Value of Financial Instruments
The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of notes payable and Coteau’s advances from customer are estimated based on the discounted value of the future cash flows using borrowing rates currently available to the Project Mines for bank loans with similar terms and maturities. The fair value of Falkirk’s advances from customer, which has no specified repayment schedule, is estimated based on the discounted value of the total payment at the end of the contract term using borrowing rates currently available to the Project Mines for bank loans with similar terms and maturities. The fair value of the interest rate swap agreements is based on third-party quotations.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
10. Fair Value of Financial Instruments (continued)
The fair value compared to the carrying value is summarized as follows:

	December 31
	2005	2004

Fair value:
Notes payable	$(36,516)	$(34,283)
Advances from customers	(100,579)	(96,624)
Interest rate swap agreements	(121)	(480)

Carrying value:
Notes payable	$(35,586)	$(34,935)
Advances from customer	(133,087)	(134,859)
Interest rate swap agreements	(121)	(480)
11. Stockholder’s Equity
The components of common stock and capital in excess of par value at December 31, 2005 and 2004, are as follows:

	Common	Capital in Excess
	Stock	of Stated Value

Coteau common stock, without par value (stated value $10 a share) — authorized 1,000 shares; issued and outstanding 100 shares	$1	$791
Falkirk common stock, without par value (stated value $1,919.30 a share) — authorized 1,000 shares; issued and outstanding 100 shares	192	—
Sabine common stock, $1 par value — authorized issued and outstanding 1,000 shares	1	—

	$194	$791

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
12. Supplemental Cash Flow Information

	December 31
	2005	2004

Cash paid during the year for:
Interest	$15,448	$15,619
Income taxes	10,002	9,598
Property, plant and equipment:
Capital leases	37,962	6,217
Deferred lease costs	(57)	(252)
Lease obligations	(37,905)	(5,965)
Accounting for asset retirement obligations:
Change in property, plant and equipment	2,136	—
Change in receivables from customers including depreciation billed	3,993	4,154
Change in liabilities	(2,840)	(2,709)
13. Transactions With Affiliated Companies
Costs and expenses include net payments of approximately $704 and $1,061 in 2005 and 2004, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company and their subsidiaries.
Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the cash management and timing of income taxes and dividends within the affiliated group.
The note receivable from Parent Company of $3,520 and $6,143 in 2005 and 2004, respectively, is a demand note with interest of 3.85% at December 31, 2005, and 2.24% at December 31, 2004.

The Project Mines of The North American Coal Corporation:
The Coteau Properties Company, The Falkirk Mining Company
and The Sabine Mining Company
Notes to Combined Financial Statements (continued)
14. Contingencies
Various legal and regulatory proceedings and claims have been or may be asserted against the Project Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Project Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized and would not have a significant impact on the Project Mines’ financial position or results of operations.